Exhibit (a)(5)


Dear Regency Stock Option Holders,


On Monday, December 13th, you will receive via inter-office mail delivery an important packet of information regarding your outstanding stock options and the announcement of our Reload Exchange Program. Please read the information carefully and follow the instructions provided.


We will hold a conference call on Monday, December 13th at 2:00pm Eastern time to discuss the Reload Exchange Program and answer any questions you may have. Dial-in instructions for the call are detailed below.


If you cannot participate in the call, please feel free to call any member of the Operating Committee or Jamie Conroy in People Services with any questions.


Regards,
Hap


Dial-in Instructions:
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TBD